MUNDOVAL FUND
GLOBAL VALUE INVESTING

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Fed Announcement Sparks Investor "Taper Tantrum"

In late may, Federal Reserve Chairman Ben Bernake suggested the Fed may ease back, or taper, the bond buying program that has buoyed markets following the great recession. The Fed announcement prompted investors to sell off assets in a panicked manner dubbed the "taper tantrum." As long-term investors, we see an opportunity.

We Believe: Recent investor volatility is a bit surprising, given that the unsustainably-low intereset rates and quantitative easing policy successfuly used by the Federal Reserve to jump-start the economy was a known temporary plan. Yet, investors worried about the tapering announcement rushed out of bonds and international stocks and into the preceived safety of US stocks or cash.

Taper Tantrum: According to the Wall Street Journal*, in the 15 trading days following the Fed's announcement, $7.8 billion flooded out of stocks from emerging market companies- businesses in nations like China, India, Brazil, Russia and Indonesia.

The Opportunity: Investor dollars flooding into US stocks have pushed their average price/book ratio (the market price versus the company's net worth) to 2.3, up 10% this year. Meanwhile, the falling stock prices of emerging market companies have pulled their price/book ratio down to 1.5*, a relative bargain compared to domestic equities. We look to add to our existing long-term positions in quality, cash-generative business from emerging market nations: telecommunications businesses in Indonesia, technology companies in China, and energy providers in Russia, to name a few. We continue to base our investment decisions on economic fundamentals.

Mundoval Differentiators

Long-term investment horizon with low turnover of portfolio holdings.

Diversified across both US and international businesses.

Consistent investment approach through market cycles.

Mundoval Facts

As of 6/30/13
Ticker: MUNDX
CUSIP: 62613P202
Holdings: 27
2012 Turnover: 29%
Net Assets: $16.7
Total Expense Ratio: 1.50%
No sales loads or distribution fees

You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by calling 1-877-59-FUNDS. The prospectus should be read carefully before investing.